CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2008	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Exhibit 99

Natuzzi’s Board of Directors Announces Second Quarter and First Half 2008 Consolidated Financial Results, and Targets of 2009–11 Business Plan

SECOND QUARTER 2008 FINANCIAL HIGHLIGHTS

  TOTAL NET SALES UP BY 3.9% AT EUR 168.8 MILLION AND UNITS SOLD UP BY 2.7% OVER 2Q07
  OPERATING LOSS AT EUR 5.1 MILLION FROM AN OPERATING LOSS OF EUR 9.2 MILLION IN 2Q07
  NET LOSSES AT EUR 2.4 MILLION VERSUS NET LOSSES OF EUR 4.2 MILLION IN 2Q07
  EXPECTED 1.0 BILLION EUROS OF NET SALES AND 15% EBIT MARGIN BY THE END OF 2011

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (‘Natuzzi’ or ‘the Group’), the world’s leading manufacturer of leather-upholstered furniture, today presented the second quarter and first half 2008 consolidated financial results.

Aldo Uva, Chief Executive Officer of the Natuzzi Group, commented: “The sales increase achieved versus the same period of last year and the much better EBIT result versus the previous quarter are a great accomplishment considering the current market conditions. However, we can not be happy for the overall result.

We still have a lot of work to do to make our Group “lean” and to increase dramatically our level of service to the markets while drastically reducing costs.

We remain committed in restructuring our sales and operating activities through a new brand strategy that will address different consumer’s segments and geographic areas, with a special focus on the emerging markets like Brazil, India, Russia, China and Middle East. At the same time we are speeding up new plans to achieve a drastic cost reduction in the area of operations and staff. A first clear step in this direction has been the introduction of a new organization model which is more consumer oriented and capable to move with great efficiency and effectiveness.

As for the 2008 fiscal year, we expect to keep increasing our top line in the region of 10 percent to about 700 million euros and to reduce the overall losses versus last year.

I am also pleased to announce that the Board of Directors examined the strategic guidelines supporting our new business plan covering the three-year period 2009 through 2011. Our declared goal is to achieve 1 billion euros of net sales in 2011with an EBIT of 15 percent. A bold target supported by a focused plan that the management is working on and that will be ready for the Board approval in October. The new plan has been called: 11-1-15”.

CONSOLIDATED FINANCIAL RESULTS

NET SALES

During the quarter ended June 30, 2008 total net sales for the Natuzzi Group were at EUR 168.8 million, up 3.9 percent from EUR 162.4 million reported in the second quarter of 2007 and unit sold were up by 2.7 percent with respect to the same period of last year. Considering the first semester of 2008, Group’s total net sales were up 8.0 percent at EUR 341.6 million, and unit sold were up by 9.2 percent over the same period of 2007.

In second quarter 2008, upholstery net sales increased by 2.1 percent at EUR 147.9 million and other sales (principally living room accessories and raw material produced by the Group and sold to third parties) were up by 19.4 percent at EUR 20.9 million compared to last year same quarter.

For 2008 second quarter, upholstery net sales decreased 7.4 percent in the Americas at EUR 45.3 million, whereas upholstery net sales increased in Europe by 4.4 percent at EUR 89.9 million and by 28.3 percent in the Rest of the world at EUR 12.7 million over second quarter 2007.

In the three-month period ended June 30, 2008, leather upholstered net sales increased by 5.7 percent at EUR 133.8 million, whereas fabric upholstered net sales were 23.0 percent down at EUR 14.1 million as compared with 2007 second quarter.

Total net sales for the Natuzzi branded products during 2008 second quarter were at EUR 93.7 million, decreasing by 1.2 percent compared to the previous year same quarter, whereas total net sales for the Italsofa products increased by 8.2 percent at EUR 54.2 million over the same period of last year.

GROSS & OPERATING RESULTS

For the three-month period ended June 30, 2008, the Group reported a gross profit of EUR 48.2 million, 6.6 percent up from EUR 45.2 million reported in the prior year quarter. As a percentage of sales, gross margin increased at 28.6 percent from 27.8 percent reported in the previous year second quarter.

For the quarter ended June 30, 2008, the Group reported a EUR 5.1 million operating loss versus an operating loss of EUR 9.2 million in 2007 second quarter.

FOREX AND TAXES

During the second quarter of 2008 the Group had a net foreign exchange gain of EUR 5.1 million from a net foreign exchange gain of EUR 0.6 million in last year comparable quarter. Income taxes for the second quarter of 2008 were EUR 1.4 million.

NET RESULT AND GROUP EARNINGS PER COMPANY’S SHARE

For the quarter ended June 30, 2008 the Group reported net losses of EUR 2.4 million, or EUR 0.04 losses per share (ADR), compared to net losses of EUR 4.2 million, or EUR 0.08 losses per share, in the second quarter of 2007.

Considering the six months ended June 30, 2008 the Group reported net losses of EUR 25.9 million, or EUR 0.47 losses per share, as compared with net losses of EUR 9.0 million, or EUR 0.16 losses per share, in the first semester of 2007.

SECOND QUARTER 2008 CONFERENCE CALL

Pasquale Natuzzi, Chairman of the Board, Aldo Uva, Chief Executive Officer, Salvatore Gaipa, Chief Financial Officer and Nicola Dell’Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time – 4:00 p.m. Italian time) on Thursday September 4, 2008.

For further information, please contact:
Investor Relations Dept.	Corporate Press Office
Tel.: +39-080-8820-812	Tel.: +39-080-8820-124
Fax: +39-080-8820-241	Fax: +39-080-8820-508
E-mail: investor_relations@natuzzi.com	E-mail: relazioni.esterne@natuzzi.com

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy’s largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 119 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 192 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified

FORWARD-LOOKING STATEMENTS

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

- Tables follow -

NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings for the quarters ended on
June 30, 2008 and 2007 on the basis of Italian GAAP
(Expressed in millions of EUR except per share data)

	Three months ended on		Abs. Diff.	% Over	Percent of Sales
	30-Jun-08	30-Jun-07		(Under)	30-Jun-08	30-Jun-07
Upholstery net sales	147.9	144.9	3.0	2.1%	87.6%	89.2%
Other sales	20.9	17.5	3.4	19.4%	12.4%	10.8%
Total Net Sales	168.8	162.4	6.4	3.9%	100.0%	100.0%
Purchases	(74.3)	(71.9)	(2.4)	(3.3)%	(44.0)%	(44.3)%
Labor	(26.4)	(26.6)	0.2	0.8%	(15.6)%	(16.4)%
Third-party Manufacturers	(4.7)	(3.8)	(0.9)	(23.7)%	(2.8)%	(2.3)%
Manufacturing Costs	(10.8)	(11.0)	0.2	1.8%	(6.4)%	(6.8)%
Inventories, net	(4.4)	(3.9)	(0.5)	(12.8)%	(2.6)%	(2.4)%
Cost of Sales	(120.6)	(117.2)	(3.4)	(2.9)%	(71.4)%	(72.2)%
Gross Profit	48.2	45.2	3.0	6.6%	28.6%	27.8%
Selling Expenses	(41.8)	(42.3)	0.5	1.2%	(24.8)%	(26.0)%
General and Administrative Expenses	(11.5)	(12.1)	0.6	5.0%	(6.8)%	(7.5)%
Operating Income (Loss)	(5.1)	(9.2)	4.1	44.6%	(3.0)%	(5.7)%
Interest Income, net	(0.1)	0.3	(0.4)		(0.1)%	0.2%
Foreign Exchange, net	5.1	0.6	4.5		3.0%	0.4%
Other Income, net	(1.0)	1.8	(2.8)		(0.6)%	1.1%
Earnings (Losses) before taxes and minority interest	(1.1)	(6.5)	5.4	83.1%	(0.7)%	(4.0)%
Income taxes	(1.4)	2.2	(3.6)		(0.8)%	1.4%
Earnings (Losses) before minority interest	(2.5)	(4.3)	1.8	41.9%	(1.5)%	(2.6)%
Minority Interest	(0.1)	(0.1)	0.0
Net Earnings (Losses)	(2.4)	(4.2)	1.8	42.9%	(1.4)%	(2.6)%
Earnings (Losses) Per Share	(0.04)	(0.08)	0.04
Average Number of Shares Outstanding*	54,853,045	54,824,227
(*) Net of shares repurchased

Key Figures in U.S. dollars (millions)	Three months ended on		Abs. Diff.	% Over
	30-Jun-08	30-Jun-07		(Under)
Total Net Sales	263.8	219.0	44.8	20.5%
Gross Profit	75.3	60.9	14.4	23.6%
Operating Income (Loss)	(8.0)	(12.4)	4.4	35.5%
Net Earnings (Losses)	(3.8)	(5.7)	1.9	33.3%
Earnings (Losses) per Share	(0.06)	(0.11)	0.05
Average exchange rate (U.S. dollar per Euro)	1.5625	1.3484

NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings
for six months ended June 30, 2008 and 2007 on the basis of Italian GAAP
(Expressed in millions of EUR except per share data)

	Six months ended on		Abs. Diff.	% Over	Percent of Sales
	30-Jun-08	30-Jun-07		(Under)	30-Jun-08	30-Jun-07
Upholstery net sales	301.6	281.0	20.6	7.3%	88.3%	88.9%
Other sales	40.0	35.2	4.8	13.6%	11.7%	11.1%
Total Net Sales	341.6	316.2	25.4	8.0%	100.0%	100.0%
Purchases	(155.9)	(158.8)	2.9	1.8%	(45.6)%	(50.2)%
Labor	(55.3)	(51.4)	(3.9)	(7.6)%	(16.2)%	(16.3)%
Third-party Manufacturers	(9.6)	(7.7)	(1.9)	(24.7)%	(2.8)%	(2.4)%
Manufacturing Costs	(22.4)	(19.1)	(3.3)	(17.3)%	(6.6)%	(6.0)%
Inventories, net	(6.2)	12.9	(19.1)	(148.1)%	(1.8)%	4.1%
Cost of Sales	(249.4)	(224.1)	(25.3)	(11.3)%	(73.0)%	(70.9)%
Gross Profit	92.2	92.1	0.1	0.1%	27.0%	29.1%
Selling Expenses	(86.7)	(85.7)	(1.0)	(1.2)%	(25.4)%	(27.1)%
General and Administrative Expenses	(22.8)	(23.5)	0.7	3.0%	(6.7)%	(7.4)%
Operating Income (Loss)	(17.3)	(17.1)	(0.2)	(1.2)%	(5.1)%	(5.4)%
Interest Income, net	(0.2)	0.9	(1.1)		(0.1)%	0.3%
Foreign Exchange, net	(4.9)	1.0	(5.9)		(1.4)%	0.3%
Other Income, net	(1.3)	2.8	(4.1)		(0.4)%	0.9%
Earnings (Losses) before taxes and minority interest	(23.7)	(12.4)	(11.3)	(91.1)%	(6.9)%	(3.9)%
Income taxes	(2.4)	3.3	(5.7)		(0.7)%	1.0%
Earnings (Losses) before minority interest	(26.1)	(9.1)	(17.0)	(186.8)%	(7.6)%	(2.9)%
Minority Interest	(0.2)	(0.1)	(0.1)
Net Earnings (Losses)	(25.9)	(9.0)	(16.9)	(187.8)%	(7.6)%	(2.8)%
Earnings (Losses) Per Share	(0.47)	(0.16)	(0.31)
Average Number of Shares Outstanding*	54,853,045	54,824,227
(*) Net of shares repurchased

Key Figures in U.S. dollars (millions)	Six months ended on		Abs. Diff.	% Over
	30-Jun-08	30-Jun-07		(Under)
Total Net Sales	523.4	420.5	102.9	24.5%
Gross Profit	141.3	122.5	18.8	15.3%
Operating Income (Loss)	(26.5)	(22.7)	(3.8)	(16.7)%
Net Earnings (Losses)	(39.7)	(12.0)	(27.7)	(230.8)%
Earnings (Losses) per Share	(0.72)	(0.21)	(0.51)
Average exchange rate (U.S. dollar per Euro)	1.5321	1.3300

GEOGRAPHIC BREAKDOWN

	Sales*				Seat Units
	Three months ended on		Abs.	% Over	Three months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Americas	45.3	48.9	(3.6)	(7.4%)	285,409	286,402	(993)	(0.3%)
% of total	30.6%	33.8%			43.7%	45.0%
Europe	89.9	86.1	3.8	4.4%	315,810	311,475	4,335	1.4%
% of total	60.8%	59.4%			48.3%	48.9%
Rest of the world	12.7	9.9	2.8	28.3%	52,374	38,522	13,852	36.0%
% of total	8.6%	6.8%			8.0%	6.1%
TOTAL	147.9	144.9	3.0	2.1%	653,593	636,399	17,194	2.7%
* Expressed in millions of EUR

BREAKDOWN BY COVERING

	Sales*				Seat Units
	Three months ended on		Abs.	% Over	Three months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Leather	133.8	126.6	7.2	5.7%	585,794	549,118	36,676	6.7%
% of total	90.5%	87.4%			89.6%	86.3%
Fabric	14.1	18.3	(4.2)	(23.0%)	67,799	87,281	(19,482)	(22.3%)
% of total	9.5%	12.6%			10.4%	13.7%
Total	147.9	144.9	3.0	2.1%	653,593	636,399	17,194	2.7%
* Expressed in millions of EUR

BREAKDOWN BY BRAND

	Sales*				Seat Units
	Three months ended on		Abs.	% Over	Three months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Natuzzi	93.7	94.8	(1.1)	(1.2%)	314,050	325,701	(11,651)	(3.6%)
% of total	63.4%	65.4%			48.0%	51.2%
Italsofa	54.2	50.1	4.1	8.2%	339,543	310,698	28,845	9.3%
% of total	36.6%	34.6%			52.0%	48.8%
TOTAL	147.9	144.9	3.0	2.1%	653,593	636,399	17,194	2.7%
* Expressed in millions of EUR

GEOGRAPHIC BREAKDOWN

	Sales*				Seat Units
	Six months ended on		Abs.	% Over	Six months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Americas	94.9	95.4	(0.5)	(0.5%)	593,291	545,154	48,137	8.8%
% of total	31.4%	34.0%			43.2%	43.4%
Europe	179.7	165.6	14.1	8.5%	668,433	631,559	36,874	5.8%
% of total	59.6%	58.9%			48.7%	50.3%
Rest of the world	27.0	20.0	7.0	35.0%	110,495	79,787	30,708	38.5%
% of total	9.0%	7.1%			8.1%	6.3%
TOTAL	301.6	281.0	20.6	7.3%	1,372,219	1,256,500	115,719	9.2%
* Expressed in millions of EUR

BREAKDOWN BY COVERING

	Sales*				Seat Units
	Six months ended on		Abs.	% Over	Six months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Leather	272.5	246.7	25.8	10.5%	1,228,951	1,084,874	144,077	13.3%
% of total	90.4%	87.8%			89.6%	86.3%
Fabric	29.1	34.3	(5.2)	(15.2%)	143,268	171,626	(28,358)	(16.5%)
% of total	9.6%	12.2%			10.4%	13.7%
Total	301.6	281.0	20.6	7.3%	1,372,219	1,256,500	115,719	9.2%
* Expressed in millions of EUR

BREAKDOWN BY BRAND

	Sales*				Seat Units
	Six months ended on		Abs.	% Over	Six months ended on		Abs.	% Over
	30-Jun-08	30-Jun-07	Diff.	(Under)	30-Jun-08	30-Jun-07	Diff.	(Under)
Natuzzi	180.7	175.8	4.9	2.8%	618,935	611,049	7,886	1.3%
% of total	59.9%	62.6%			45.1%	48.6%
Italsofa	120.9	105.2	15.7	14.9%	753,284	645,451	107,833	16.7%
% of total	40.1%	37.4%			54.9%	51.4%
TOTAL	301.6	281.0	20.6	7.3%	1,372,219	1,256,500	115,719	9.2%
* Expressed in millions of EUR

NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet as of
June 30, 2008 and December 31, 2007 (Expressed in millions of EUR)

	30-Jun-08	31-Dec-07
ASSETS
Current Assets:
Cash and cash equivalents	70.0	87.5
Marketable debt securities	0.0	0.0
Trade receivables, net	107.5	117.7
Other receivables	47.5	47.8
Inventories	101.2	107.3
Unrealized foreign exchange gains	3.1	0.9
Prepaid expenses and accrued income	1.9	1.8
Deferred income taxes	0.9	1.1
Total current assets	332.1	364.1
Non-Current Assets:
Net property, plant and equipment	228.9	235.9
Treasury shares	0.0	0.0
Other assets	13.8	17.3
Deferred income taxes	0.0	0.2
TOTAL ASSETS	574.8	617.5
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings	6.4	7.6
Current portion of long-term debt	0.5	0.3
Accounts payable-trade	67.3	89.3
Accounts payable-other	27.9	29.2
Accounts payable shareholders for dividends	0.6	0.6
Unrealized foreign exchange losses	0.0	0.0
Income taxes	1.2	1.6
Salaries, wages and related liabilities	23.7	17.5
Total current liabilities	127.6	146.1
Long-Term Liabilities:
Employees’ leaving entitlement	32.7	33.3
Long-term debt	3.5	2.1
Deferred income taxes	0.0	0.0
Deferred income for capital grants	12.6	13.3
Other liabilities	10.9	10.9
Minority Interest	0.3	0.2
Shareholders’ Equity:
Share capital	54.9	54.8
Reserves	42.3	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	281.7	306.2
Total shareholders’ equity	387.2	411.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	574.8	617.5

NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Cash Flows
as of June 30, 2008 and 2007 (Expressed in millions of EUR)

	30-Jun-08	30-Jun-07
Cash flows from operating activities:
Net earnings (losses)	(25.9)	(9.0)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.0	14.8
Employees' leaving entitlement	(0.6)	0.4
Deferred income taxes	0.4	(5.5)
Minority interest	(0.2)	(0.1)
(Gain) loss on disposal of assets	0.1	0.0
Unrealized foreign exchange (losses) / gain	(2.2)	3.2
Deferred income for capital grants	(0.5)	(0.5)
Change in assets and liabilities:
Receivables, net	10.2	2.2
Inventories	6.1	(12.9)
Prepaid expenses and accrued income	0.0	(2.0)
Other assets	0.4	2.8
Accounts payable	(21.9)	(2.6)
Income taxes	(0.4)	(3.3)
Salaries, wages and related liabilities	6.2	0.7
Other liabilities	(0.1)	0.1

Total adjustments	12.5	(2.7)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(13.4)	(11.7)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(7.0)	(13.0)
Disposals	0.2	0.4
Government grants received	1.4	0.0
Marketable debt securities:
Proceeds from sales	0.0	0.0
Purchase of business, net of cash acquired	0.0	0.0
Disposal of business	1.1	0.0
NET CASH USED BY INVESTING ACTIVITIES	(4.3)	(12.6)
Cash flows from financing activities:
Long term debt:
Proceeds	2.0	0.0
Repayments	(0.4)	(0.3)
Short-term borrowings	(1.1)	7.2
Capital Injection	0.5	0.0
Dividends paid to shareholders	0.0	0.0
Dividends paid to minority shareholders	0.0	0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1.0	6.9
Effect of translation adjustments on cash	(0.8)	1.3
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17.5)	(16.1)
Cash and cash equivalents, beginning of the year	87.5	128.1
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	70.0	112.0

CONTACT:
Natuzzi S.p.A.
Investor Relations Dept.
Tel.: +39-080-8820-812
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39-080-8820-124
relazioni.esterne@natuzzi.com

CONFORMED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	September 3, 2008

By: /s/ SALVATORE GAIPA
Salvatore Gaipa